UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Act of 1934

(Amendment No.     )*

TITANIUM METALS CORPORATION

(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of class of securities)

888339 10 8

(CUSIP number)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

November 9, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSONS Precision Castparts Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,224,055
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,224,055
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,224,055
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 888339 10 8

1.	NAME OF REPORTING PERSON ELIT Acquisition Sub Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,224,055
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,224,055
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,224,055
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share, of Titanium Metals Corporation (the “Shares”), a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Precision Castparts Corp., an Oregon corporation (“Parent”), and ELIT Acquisition Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser,” and together with Parent, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is included as Exhibit 6 to this Schedule 13D. The principal office of the Reporting Persons is located at 4650 S.W. Macadam Ave., Suite 400, Portland, Oregon.

Parent is a worldwide manufacturer of complex metal components and products. Purchaser was formed for the sole purpose of conducting the tender offer described in Items 3 and 4 of this Schedule 13D and merging with and into Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent and Purchaser is set forth on Schedule A.

During the last five years, neither Parent, Purchaser nor, to the knowledge of Parent or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Merger Agreement

On November 9, 2012, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser agreed to commence a cash tender offer (the “Offer”) to acquire all of the outstanding Shares at a price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding of taxes (such amount, the “Offer Price”). As soon as practicable following the successful completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Issuer (the “Merger”), and Issuer will become a wholly owned subsidiary of Parent (the “Surviving Corporation”).

Support Agreement

As a condition and inducement to Parent’s willingness to enter into the Merger Agreement, certain stockholders of Issuer (collectively, the “Executing Stockholders”) have entered into a Support Agreement, dated November 9, 2012, with Parent and Purchaser (the “Support Agreement”).

Subject to the terms and conditions of the Support Agreement, the Executing Stockholders agreed, among other things, to tender their shares pursuant to the Offer, vote in favor of the Merger, if applicable, and, subject to certain exceptions, not to transfer their Shares that are subject to the Support Agreement. The Executing Stockholders also agreed, subject to certain exceptions, to jointly and severally indemnify Parent, Purchaser, their affiliates, officers, directors, employees, advisors, agents and other representatives and, if the Offer closes, Issuer, its affiliates, officers, directors, employees, advisors, agents and other representatives from losses incurred by those parties in connection with claims with respect to the transactions contemplated by the Merger Agreement and Support Agreement brought by stockholders of Issuer or, in certain cases, a governmental authority. The Support Agreement will terminate upon the earliest to occur of, among other things, the termination of the Merger Agreement, February 28, 2013 (subject to a 60 day extension period to complete antitrust regulatory approvals) or the failure by Parent to commence the Offer by November 20, 2012.

In addition, pursuant to the Support Agreement, the Executing Stockholders agreed to request that the Combined Master Retirement Trust (the “CMRT”), a trust that one of the Executing Stockholders sponsors, enter into an agreement with Parent to tender all 15,434,604 Shares held by it into the Offer, representing an additional 8.8% of the issued and outstanding Shares as of November 12, 2012. In response to the Executing Stockholders’ request, the CMRT issued a letter to Parent, dated as of November 14, 2012 (the “CMRT Support Letter”), pursuant to which it indicated its intention to tender any Shares that it owns, free and clear of any liens or encumbrances, into the Offer, subject to its fiduciary duties and other relevant considerations and subject to the Offer commencing on or before November 20, 2012.

Confidentiality Agreement

Parent and Issuer are parties to a confidentiality agreement, dated as of October 18, 2012 (the “Confidentiality Agreement”). The Confidentiality Agreement provides, among other things, that, in connection with an evaluation relating to a potential transaction, each of Parent and Issuer (i) may deliver to the other party certain confidential information, and that the receiving party will keep all such information relating to the other party confidential and will not disclose such information to any other person (except to their respective representatives who are actually engaged in the evaluation of the proposed transaction and have a “need to know” such information for the purpose of such evaluation, or as otherwise required by law) without the consent of the other party and (ii) shall not, subject to certain limited exceptions, until one year following the execution of the Confidentiality Agreement, solicit for employment any of the other party’s current employees to whom such party had been directly or indirectly introduced as a result of the proposed transaction. Pursuant to the terms of the Confidentiality Agreement, Parent agreed to certain “standstill” restrictions involving the Company’s securities until one year following the execution of the Confidentiality Agreement.

Source and Amount of Funds

Parent and Purchaser’s beneficial ownership of the Shares reported in this Schedule 13D arises as a result of the Support Agreement. As described above, the parties entered into the Support Agreement as a condition and inducement to Parent’s willingness to enter into the Merger Agreement. Neither Parent nor Purchaser has paid additional consideration to the Executing Stockholders in connection with the execution and delivery of the Support Agreement.

With respect to the Offer, if all outstanding Shares as of November 12, 2012 were tendered in the Offer, Purchaser would need approximately $2.9 billion to complete the Offer. Parent and Purchaser expect to fund the payment of tendered Shares through a loan to or investment in Purchaser by Parent or another subsidiary of Parent, which Parent or other subsidiary of Parent will provide from cash on hand, based on any combination of internally available cash, cash generated from general corporate activities, the issuance of debt securities and borrowings under Parent’s existing and committed credit facilities. The Offer is not subject to a financing condition.

As of September 30, 2012, Parent had cash and cash equivalents of approximately $193.4 million, and availability under its $1.0 billion revolving Credit Agreement, dated as of November 30, 2011 (the “Revolver”), with Bank of America, N.A. and a syndicate of lenders of approximately $555.5 million.

Parent may issue up to $3.0 billion of notes on or prior to the Offer closing (the “Note Offering”). To the extent that the proceeds of the Note Offering are less than $3.0 billion, a bridge facility in the amount of $3.0 billion less the gross proceeds of the Note Offering, as described below (the “Bridge Facility”), with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. and their affiliates (the “Commitment Parties”) will be available as of the Offer closing.

Pursuant to the Revolver, the lenders thereto have made available to Parent loan commitments in an aggregate principal amount of $1.0 billion. As of September 30, 2012, approximately $555.5 million was available under the Revolver for borrowings. Parent has the option to request that the lenders under the Revolver increase such loan commitments by up to $500 million. The Revolver is unsecured.

Parent may request borrowings under the Revolver until November 30, 2016, at which time all outstanding loans under the Revolver, together with all accrued and unpaid interest, are due. Such final maturity date is subject to a 364-day extension in the final year of the facility and can be exercised twice but cannot extend beyond November 30, 2018.

A copy of the Revolver is filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to Parent’s Current Report on Form 8-K filed with the SEC on December 2, 2011.

Pursuant to Parent’s Commitment Letter with the Commitment Parties dated as of November 9, 2012 (the “Commitment Letter”), the Commitment Parties have agreed to make available to Parent loan commitments in an aggregate principal amount of up to $3.0 billion, less the aggregate gross proceeds of the Note Offering and other debt or disqualified equity securities issued prior the Offer closing. The Bridge Facility will be unsecured.

The loans under the Bridge Facility must be taken in one drawing at the time of the Offer closing. All outstanding loans must be repaid, together with all accrued and unpaid interest, within three hundred sixty four (364) days after that date.

The foregoing descriptions of the Merger Agreement, the Support Agreement, the CMRT Support Letter, the Confidentiality Agreement and the Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement, the Support Agreement, the CMRT Support Letter, the Confidentiality Agreement and the Commitment Letter included as Exhibits 1, 2, 3, 4 and 5, respectively, to this Schedule 13D, each of which is incorporated by reference herein.

Item 4.	Purpose of the Transaction

As described in Item 3 above, this Schedule 13D relates to the Support Agreement, the purpose of which is to assist Parent and Purchaser in consummating the Merger of Issuer and Purchaser pursuant to the Merger Agreement.

The Merger Agreement provides that, effective upon the successful completion of the Offer, and for so long as Parent and its subsidiaries, directly or indirectly, beneficially own in the aggregate more than 50% of the outstanding Shares, Parent is entitled to designate at least that number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the board of directors of Issuer (the “Issuer Board”) (giving effect to any increase described in this sentence, if applicable) and (ii) the percentage that the aggregate number of the Shares beneficially owned, directly or indirectly, by Parent and its subsidiaries (including the Shares accepted for payment by Purchaser in the Offer) bears to the total number of the Shares then outstanding, and Issuer will cause, at the request of Parent, Parent’s designees to be elected or appointed to the Issuer Board, including, if necessary, by increasing the number of directors and seeking and accepting resignations from incumbent directors. At that time, at the request of Parent, Issuer will also cause individuals designated by Parent to constitute the proportional number of members on each committee of the Issuer Board and each board of directors (or similar body) of each subsidiary of Issuer (and each committee or similar body thereof). Pursuant to the Merger Agreement, at all times prior to the effective time of the Merger (the “Effective Time”), the Issuer Board is required to have at least three members who were members of the special committee of independent directors of the Issuer Board formed in connection with the proposed transaction or who are successors of such directors and independent for purposes of Section 301 of the Sarbanes-Oxley Act of 2002 (the “Independent Directors”). If the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) will be entitled to designate an individual to fill any vacancy who will be considered to be an Independent Director or, if no Independent Directors remain, the other directors will designate three individuals to fill such vacancies who are independent for purposes of Section 301 of the Sarbanes-Oxley Act of 2002.

At the Effective Time, (i) the Surviving Corporation will become a wholly owned subsidiary of Parent and (ii) each Share outstanding immediately prior to the Effective Time (other than the Shares owned by Issuer, Purchaser or Parent, all of which will be cancelled, and other than the Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount equal to the Offer Price. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time. The directors of Purchaser were appointed by Parent and are identified on Schedule A.

Parent will continue to evaluate the business and operations of Issuer during the pendency of the Offer and after the Offer closes pending the Merger and will take those actions it deems appropriate under the circumstances then existing. Following the Merger, Issuer will become a wholly owned subsidiary of Parent.

Following the Merger, the Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the Support Agreement, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 79,224,055 Shares, subject to the conditions and limitations of the Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 79,224,055 Shares of Issuer. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 45.3% of the issued and outstanding Shares of Issuer (based upon 175,061,774 Shares outstanding as represented by Issuer to Parent and Purchaser in the Merger Agreement).

The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement.

Except as set forth in this Item 5, none of Parent, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the Support Agreement, the CMRT Support Letter and the Confidentiality Agreement described above, none of Parent, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Support Agreement, the CMRT Support Letter and the Confidentiality Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 3 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated herein by reference to Exhibit 2.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

Exhibit 2	Support Agreement dated November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain shareholders of Titanium Metals Corporation set forth on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.1 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

Exhibit 3	The Combined Master Retirement Trust Support Letter dated November 14, 2012.

Exhibit 4	Confidentiality Agreement dated October 18, 2012, by and between Precision Castparts Corp. and Titanium Metals Corporation.

Exhibit 5	Commitment Letter dated November 9, 2012, by and among, among others, Precision Castparts Corp., Bank of America, N.A., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.2 to Precision Castparts Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2012).

Exhibit 6	Joint Filing Agreement dated November 19, 2012, by and between Precision Castparts Corp. and ELIT Acquisition Sub Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 19, 2012	Precision Castparts Corp.

	By:	/s/ Shawn R. Hagel
	Name:	Shawn R. Hagel
	Title:	Executive Vice President and Chief Financial Officer

ELIT Acquisition Sub Corp.

	By:	/s/ Shawn R. Hagel
	Name:	Shawn R. Hagel
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The business address of each person is 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239-4262 and the phone number is (503) 946-4800. Unless otherwise indicated, each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mark Donegan	Chairman and Chief Executive Officer of Parent. Mr. Donegan came to Parent from General Electric Company in 1985. He held numerous management positions with Parent before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of Parent and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan was a director of Rockwell Collins, Inc., an aerospace and defense company based in Cedar Rapids, Iowa, within the past five years.

Don R. Graber	President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Graber was a director of MTC Technologies, Inc., an engineering and defense company based in Dayton, Ohio, within the past five years.

Gen. Lester L. Lyles (Ret.)	Independent consultant since 2003. Prior to that time, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation, an aerospace and defense company based in Falls Church, Virginia, and KBR, Inc., an engineering, construction and services company based in Houston, Texas. Mr. Lyles was a director of MTC Technologies, Inc., an engineering and defense company based in Dayton, Ohio, and DPL Inc., a power and lighting company based in Dayton, Ohio, within the past five years.

Daniel J. Murphy	Retired; from October 2003 until November 2009, Chief Executive Officer of Alliant Techsystems Inc. (“ATK”), a supplier of aerospace and defense products and ammunition based in Arlington, Virginia, and Chairman of ATK from April 2005 until November 2009. Mr. Murphy was a director of Lyondell Chemical Company, a chemical manufacturer based in Houston, Texas, within the past five years. Prior to his leadership at ATK, Mr. Murphy achieved the rank of Vice Admiral as part of a 30-year career with the U.S. Navy.

Vernon E. Oechsle	Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes based in Houston, Texas. Prior to joining Quanex, Mr. Oechsle was an Executive Vice President with AlliedSignal, Inc.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Steven G. Rothmeier	Chairman of Great Northern Capital, a private investment and merchant banking firm based in St. Paul, Minnesota, since March 1993, and Chief Executive Officer of Great Northern Capital from March 1993 until April 2010. Mr. Rothmeier is also a director of Great Northern Asset Management financial investment advisory firm based in St. Paul, Minnesota, and he was a director of Waste Management, Inc., a waste management services company based in Houston, Texas, and Meritor, Inc., a commercial and industrial auto parts supply company based in Troy, Michigan, within the past five years. Mr. Rothmeier is a former chief executive officer of Northwest Airlines and in addition to the directorships listed above, he also has served as a director of Alliant Techsystems and Honeywell.

Ulrich Schmidt	Retired; from August 2005 until October 2009, Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures based in Wichita, Kansas; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets.

Richard L. Wambold	Retired; from November 1999 until February 2011, Chief Executive Officer of Pactiv Corporation, a producer of consumer and foodservice/food packaging products based in Lake Forest, Illinois, and Chairman of Pactiv from March 2000 until November 2010. Mr. Wambold is also a director of Cooper Tire and Rubber Company, a tire manufacturer based in Findlay, Ohio, and Sealed Air Corporation, a food safety and packaging company based in Elmwood Park, New Jersey.

Timothy A. Wicks	Executive Vice President, Operations, of OptumInsight, an operating division of UnitedHealth Group Incorporated (“UHG”), a diversified health care company based in Eden Prairie, Minnesota. From May 2010 until April 2012, President of Ingenix Outsourcing, a business unit of OptumInsight. From October 2008 to April 2010, Mr. Wicks served as an executive officer of YRC Worldwide, Inc., a transportation service provider based in Overland Park, Kansas, initially as Executive Vice President of Finance and Chief Financial Officer and subsequently as President and Chief Operating Officer. Prior to working at YRC Worldwide, Mr. Wicks held numerous management positions with Unitedhealthcare, the largest operating division of UHG, including Senior Vice President, Strategic Growth Initiatives (2006-2008) and Senior Vice President, Product Development and Management (2004-2006). Mr. Wicks was a director and non-executive chairman of GenCorp Inc., an aerospace and defense products manufacturer based in Rancho Cordova, California, within the past five years.

Shawn R. Hagel	Executive Vice President, Chief Financial Officer and Assistant Secretary; Elected Executive Vice President in August 2012 and Chief Financial Officer and Assistant Secretary in 2008. Previously was elected Senior Vice President in 2008 and Vice President and Corporate Controller in 2000.

Kenneth D. Buck	Executive Vice President and President - Forged Products; Elected Executive Vice President and President - Forged Products in 2010. Previously was elected Executive Vice President and President - PCC Airfoils and Wyman-Gordon in 2008 and Senior Vice President and President - PCC Airfoils in 2005.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Kevin M. Stein	Executive Vice President and President - PCC Structurals; Elected Executive Vice President in 2009 and President - PCC Structurals in 2011. Previously was elected President - Fastener Products Division in 2009. Prior to joining PCC, he was a Division President for Cooper Industries, an electrical component and tools manufacturer based in Maynooth, Ireland, and General Manager for Tyco Electronics, a data and power engineered solutions manufacturer based in Schaffhausen, Switzerland.

Roger A. Cooke	Senior Vice President, General Counsel and Secretary; Elected Senior Vice President, General Counsel and Secretary in 2008. Previously was elected Vice President - Regulatory and Legal Affairs and Secretary in 2000.

Kirk G. Pulley	Vice President - Strategic Planning and Corporate Development since 2004. Previously, he was a Vice President in investment banking with Goldman Sachs.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The business address of each person is 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239-4262 and the phone number is (503) 946-4800. Unless otherwise indicated, each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years (a), (b)
Shawn R. Hagel	Director and Executive Vice President and Chief Financial Officer

Roger A. Cooke	Director and Senior Vice President, Secretary and General Counsel.

(a)	Each executive officer and director was appointed on the date Purchaser was incorporated.
(b)	Ms. Hagel and Mr. Cooke also serve as executive officers of Parent. See “1. Directors and Executive Officers of Parent.”